Filed by The Nasdaq Stock Market, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: OMX AB

Nasdaq® Mx

The leading innovators in the exchange industry

to create the world’s premier exchange

and technology company

Stockholm May 25, 2007

Nasdaq® Mx

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and NASDAQ caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.NASDAQ.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of NASDAQ in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

In connection with the proposed business combination transaction, OMX and NASDAQ expect that NASDAQ will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the proxy statement/prospectus and any amendments and other applicable documents regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of those documents (if and when available) and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.NASDAQ.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NASDAQ by accessing NASDAQ’s website at http://www.NASDAQ.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Nasdaq® Mx

The leading innovators in the exchange industry are combining Nasdaq® Leading U.S. exchange

#1 in U.S. IPOs

Leading global brand

Most effective transaction venue available to market participants

Continuous cost structure improvement

The Nasdaq® Mx Group

Leading global securities exchange company for listing and trading

World leading provider of exchange technology

Heightened visibility for issuers with access to the global marketplace

Highly competitive derivatives market offering

Enhanced strategic opportunities

Significant synergy potential

Mx

OMX Nordic Exchange – Europe’s 5th largest equity exchange and 3rd largest equity derivatives exchange

World’s leading exchange technology provider

Track record of successful cross-border integration

Nasdaq® Mx

Transaction highlights

Price

0.502 NASDAQ share + SEK 94.3 in cash for each OMX share

Offer price of SEK 208 per share of OMX group, valuing OMX at SEK 25.1B (US$3.7B) as of May 23rd closing price

19% premium to the closing day of May 23rd of SEK 174.5

25% premium to the 20 day volume weighted average price of SEK 165.9

Structure

Combination of OMX into NASDAQ via a tender offer process

NASDAQ’s existing U.S. HoldCo will become the parent of OMX’s current Sweden HoldCo and the entities it controls

Board composition: CEO, 9 NASDAQ representatives, and 5 OMX representatives

Support/Timing

Offer unanimously recommended by OMX and NASDAQ boards

Irrevocables from key OMX shareholders and voting commitments from key NASDAQ shareholders

Customary anti-trust, regulatory and shareholder approval

Closing expected in Q4 2007

Nasdaq® Mx

Shared culture of putting customers first

Investors and members

Deeper and more liquid market

Common IT infrastructure

Continued improvement of trading environment

Issuers

Increased visibility

Direct access to the largest investor base

Expanded suite of products and services

Technology customers

Benefit from market insight gained from the Combined Group

Provide next generation of exchange technology to the world’s markets

Data providers and vendors

Richer content and improved, global distribution

Leverage product expertise to develop innovative products

Recognized most innovative exchange data provider

Nasdaq Mx

Shared culture of leading edge technology

Trading systems

Post-trade systems

Information systems

Cash trading

Derivatives trading

Energy trading

Clearing

Settlement

Depository

Market data distribution

Global leader in electronic trading

Provider of the world’s fastest trading systems

Multi-asset capabilities including derivatives

The most reliable technology solutions across the transaction chain

Value	added services provide users with genuine competitive advantage 6

Nasdaq Mx

A combination creates an exchange company with

multi-asset, multi-service capabilities across the globe

Trading

Clearing

Listing

Information Services

Technology

Cash

Derivatives

Commodities

Derivatives

Commodities

OTC

Companies

Warrants, ETF’s

Funds

Bonds

Corporate Client services

Dissemination

Equities

Derivatives

License

Facility Management

Network

BPO

Nasdaq® Mx

World’s premier exchange company

#1 in global listing (3,982 listings)

#2 in market capitalization of listed companies ($5.5 trillion) (1)

#3 equity derivatives exchange in Europe

Premier global brands

Total Number of Listings of Major Exchanges (1,2)

3 982

3 868

3 245

3 447

2 413

1 702

1 180

755

NASDAQ OMX Group

TSX Group

NYSE/Euronext

London

Tokyo SE

Korea Exchange

Hong Kong Exchanges

Deutsche Boerse

Sources:

(1) NASDAQ/OMX from internal databases. As of 03/31/2007

(2) World Federation of Exchanges. As of 03/31/2007

Nasdaq® Mx

Portfolio of issuers across all sectors

Industrials 13%

Financials 24%

Energy & Utilities 3%

Consumer 16%

Telecommunications & Information Technology 25%

Materials 3%

Health Care 16%

By number of companies. Consumer is consumer discretionary and consumer staples.

Source: NASDAQ and OMX Internal Databases. As of March 2007.

Nasdaq® Mx

Issuers will be identified with an innovative, future focused brand with blue chip peers in all industry sectors

Consumer

Information Technology & Telecommunications

Pulp and Paper

Nasdaq® Mx

Partners and customers in more than 50 countries

Nasdaq® Mx

Proven integration capabilities

Reykjavik 2006

Prime Zone 2006

Computershare MT 2006

Shareholder.com 2006

Copenhagen 2005

Vilnius 2004

INET 2005

Tallinn 2003

Carpenter Moore 2005

Riga 2003

BRUT 2004

Nasdaq® Mx

Helsinki 2003

Nasdaq® Mx

Approx. $150M in Net Revenue and Cost synergies

Revenue (1) Synergies

$50M

European sales of NASDAQ products

U.S. broker-dealers buy OMX data

New products including index data feeds

Information Services

Increased velocity on OMX’s platform

Increased derivatives volume

Capitalizing on regulatory change

Transaction Services

Dual listings

Access to U.S. private placement market via Portal

Higher share of growth in company listings

Cross-selling of Corporate Client Services

Issuer Services

Cost (1) Synergies

$100M

Operations &

Technology

Integrate systems and platforms

Merging US operations

Leverage Genium platform

Consolidate real estate

Rationalization of overlapping functions and services

Non-Technology

(1)	One-off pre-tax costs to achieve synergies are expected to be $150M over 2 years

Nasdaq® Mx

Transaction Milestones

Prepare and file S-4 with SEC

Prepare and file offer document with Swedish FSA

Swedish offer document distributed and offer period commences

NASDAQ shareholder approval for combination

Obtain regulatory and other approvals

Closing of tender offer following satisfaction of tender offer conditions

Close of the tender offer and effect Combination – Q4 2007

Nasdaq® Mx

Questions and Answers

Nasdaq® Mx

The leading innovators in the exchange industry

to create the world’s premier exchange and technology company